UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Commission File: 333-06552

REPORT TO THE SHAREHOLDERS
for Quarter ended December 27, 2003

TEMBEC INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
 (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

Tembec
R&D - TARTAS

SETTING > GOALS
WORKING > TOGETHER
ACHIEVING > RESULTS

FIRST QUARTER REPORT 2004

THE SPIRIT OF INNOVATION

Tembec

REPORT TO THE SHAREHOLDERS

First Quarter Fiscal 2004

Consolidated gross sales for the first quarter ended December 27, 2003 were $766.3 million, down from $840.8 million in the comparable period last year. The Company generated net earnings of $52.2 million ($0.61 per share), compared to a net loss of $41.8 million ($0.48 per share) in the corresponding quarter ended December 28, 2002, and a net loss of $51.5 million ($0.60 per share) in the previous quarter. Earnings before interest and financing charges, taxes, depreciation and amortization (EBITDA) was negative $9.7 million, down from EBITDA of $18.2 million generated a year ago and $31.9 million in the prior quarter. The Company generated free cash flow of $104.8 million, an improvement of $116.7 million over the prior quarter.

Business Segment Results

During the quarter, the Forest Products Group generated EBITDA of $4.9 million on sales of $226.8 million. This compares to EBITDA of $3.0 million on sales of $226.7 million in the prior quarter. After reaching two year highs in the September quarter, US $ SPF lumber reference prices declined in the most recent quarter, with stud lumber prices being weaker than random length lumber. When combined with the stronger Canadian $, up 5% versus the US $, the average price of SPF lumber declined by $48 per mfbm. OSB prices were very strong, establishing new record highs. The Company's average OSB price increased by 19% over the prior quarter. The financial results of this segment continue to be negatively affected by substantial payments of countervailing and antidumping duties on lumber shipped to the US. During the quarter, the Company incurred $16.4 million of duties compared to $21.9 million in the prior quarter.

The Pulp Group generated negative EBITDA of $13.3 million on sales of $279.3 million for the quarter ended December 27, 2003, down from EBITDA of $18.9 million on sales of $329.8 million for the prior quarter. Average selling prices remained relatively unchanged from the prior quarter, with higher US $ reference prices in North America and Europe being offset by the stronger Canadian $. This quarter's results were negatively impacted by the loss of 20,500 tonnes of production due to the flooding of the Tarascon pulp mill located in southern France. This event, along with planned maintenance shutdowns at the mill in Skookumchuck, B.C. and Smooth Rock Falls, Ont., led to higher manufacturing costs.

The Paper Group generated negative EBITDA of $3.4 million on sales of $186.5 million. This compares to positive EBITDA of $6.7 million on sales of $203.6 million in the prior quarter. Canadian $ average selling prices for newsprint were similar to those of the prior quarter. Here again, higher US $ reference prices were offset by the stronger Canadian $. As for coated papers, the currency change did have an impact and caused average selling prices to decline by 6%. The group also absorbed increased manufacturing costs, primarily for purchased electrical energy.

While the stronger Canadian $ reduced the margins in our business segments, it generated a significant benefit in our financing costs. The Company recorded a gain of $98.9 million related to derivative financial instruments, primarily foreign exchange contracts. In addition, the Company recorded a gain of $55.0 million on the translation of its US $ denominated debt.

Outlook

The Company's current results reflect the continued poor pricing experienced in its three core segments. As well, the trade difficulties in the SPF lumber industry continue to negatively impact the Company's financial performance. Despite an improvement in the US $ selling prices of lumber, pulp and paper during the last few quarters, the higher value of the Canadian $ has reduced the positive impact on our financial results. While the Company's hedging program is providing a partial offset to the higher Canadian $, we will need to see higher commodity prices in order to generate adequate margins and returns. The Company continues to focus on controlling costs, maintaining liquidity and limiting capital expenditures to short payback and non-discretionary items.

Frank A. Dottori

President & C.E.O.

1

Management's Discussion and Analysis
for the quarter ended December 27, 2003

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that influenced Tembec's financial performance during its first quarter ended December 27, 2003. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended December 27, 2003 and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 27, 2003, included in the Company's Annual Report. All references to quarterly or Company information relate to Tembec's fiscal quarters. "EBITDA" refers to earnings before interest, income taxes, depreciation and amortization and other non-operating expenses.

The interim MD&A contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause Tembec's actual results to be materially different from those expressed or implied by such forward-looking statements. Such items include, among others: general economic and business conditions; product selling prices; raw material and operating costs; changes in foreign currency exchange rates and other factors referenced herein and in Tembec's continuous disclosure filings.

OVERVIEW

                                                                                                                Quarterly Results ($ millions)

2

On October 28, 2003, the Company acquired all of the assets of a custom manufacturer of spray-dried powdered resins located in Toledo, Ohio for cash consideration of $8.5 million. Depending on the financial performance of the operation over the five-year period following the purchase, the seller may be entitled to an additional payment of up to US$3 million.

On November 3, 2003, the Company acquired the assets of two sawmills located in La Sarre and Senneterre, Québec, from Nexfor Inc. for cash consideration of $59.1 million.

On December 15, 2003, the Company acquired the assets of a sawmill located in Chapleau, Ontario from Weyerhaeuser Company Limited for cash consideration of $26.4 million.

December Quarter 2003 vs December Quarter 2002

The decrease in gross sales of $74.5 million over the comparable period a year ago is due primarily to lower selling prices in the Pulp and Paper segments and lower volumes in the Forest Products, Pulp and Paper segments. Despite higher US $ reference prices in all three main business segments, actual average selling prices declined for most products due to a stronger Canadian $, which averaged 0.759 US $, an increase of 19.2% over the 0.637 US $ in the year ago quarter. The reduced selling prices accounted for the $27.9 million decline in EBITDA. These items are discussed in more detail in the segmented review that follows.

Interest, foreign exchange and financing expense improved by $117.4 million in total. The following table summarizes major items:

Interest on indebtedness declined by $4.9 million as a result of the stronger Canadian $. Approximately 96% of the Company's debt is US $ denominated. The Company realized a gain of $22.7 million on the sale of shares of Canadian publicly traded forest products company, Slocan Forest Products. The shares were acquired in 2002 and subsequently appreciated significantly in value in December 2003, the result of Slocan's acquisition by Canfor Corporation.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 with respect to the accounting treatment for derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the earnings statement as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company's balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of the current quarter. As a result, the company recognized a deferred gain of $223.4 million relating to derivative financial instruments that were outstanding at the beginning of the quarter. The same amount was also recognized as an asset on the balance sheet.

3

The following table summarizes the change in the deferred gain on foreign exchange contracts during the quarter:

The following table summarizes the change in the market value of derivative financial instruments during the quarter:

During the December 2003 quarter, the Company recorded a gain of $55.0 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from 0.739 US $ to 0.765 US $. In the comparable period, a year ago, the Canadian $ had strengthened modestly from 0.634 US $ to 0.637 US $, and the Company had recorded a small gain of $8.8 million. The after-tax impact of the gain on translation of foreign denominated debt was $46.1 million or $0.54 per share as compared to the prior year after-tax gain of $7.4 million or $0.09 per share.

The Company generated net earnings of $52.2 million or $0.61 per share compared to a net loss of $41.8 million or $0.48 per share in the corresponding quarter of the prior year.

4

FOREST PRODUCTS

                                                                                                                Quarterly Results

December Quarter 2003 vs December Quarter 2002

The Forest Products segment generated EBITDA of $4.9 million on sales of $226.8 million. This compares to negative EBITDA of $7.2 million on sales of $232.3 million in the comparable quarter of the prior year. Gross sales of SPF lumber declined by $14.3 million as a result of lower volumes and selling prices. Despite the higher US $ reference prices, the average selling price of SPF lumber declined by $33 per mfbm from the year ago quarter. The decline was the result of the stronger Canadian $, which averaged 19.2% higher versus the US $. Gross sales of OSB increased by $16.4 million as a result of higher volumes and prices. Average OSB selling prices increased by $41 per msf, 99% higher than in the December 2002 quarter. Volumes and prices in specialty wood were also down from a year ago. Because pine products sell at relatively higher prices, the impact of lumber export duties to the US, which are based on a % of the selling price, has been more negative than in SPF. The margins in the Forest Products benefited from lower export duties. During the quarter, countervailing and antidumping duties totalled $16.4 million, down from $20.9 million incurred in the December 2002 quarter. Additional details regarding countervailing and antidumping duties are outlined in note 3 of the interim consolidated financial statements.

5

PULP

                                                                                                                Quarterly Results

December Quarter 2003 vs December Quarter 2002

The Pulp segment generated negative EBITDA of $13.3 million on sales of $279.3 million for the quarter ended December 2003, compared to EBITDA of $14.3 million on sales of $306.6 million in the December 2002 quarter. Lower volumes, primarily in the area of paper pulps, combined with lower average selling prices reduced sales by $27.3 million. The lower selling prices reduced sales and EBITDA by $7.5 million or $18 per tonne sold. Although US $ reference prices were higher, it was not sufficient to offset the negative impact of a Canadian $ that averaged 19.2% higher versus the US $. Total downtime in the quarter was 39,900 tonnes compared to 30,100 tonnes in the year ago quarter. This quarter includes approximately 20,500 tonnes lost due to the flooding of the Tarascon pulp mill located next to the Rhône River in southern France. This event, along with planned millwide maintenance shutdown at the mills in Skookumchuck, BC and Smooth Rock Falls, Ont., led to higher manufacturing costs.

6

PAPER

                                                                                                                Quarterly Results

December Quarter 2003 vs December Quarter 2002

The Paper segment generated negative EBITDA of $3.4 million on sales of $186.5 million. This compares to EBITDA of $4.4 million on sales of $218.9 million in the same quarter a year ago. Lower selling prices for all grades of paper reduced sales by $25.6 million or $109 per tonne shipped. Although US $ reference prices were higher, prices declined as a result of the stronger Canadian $ which average 19.2% higher versus the US $. However, the stronger Canadian $ also reduced the reported manufacturing costs of the St. Francisville paper mill by the equivalent of $16.6 million.

7

FINANCIAL POSITION

Cash flow from operations before working capital changes for the December 2003 quarter was $127.8 million, a $117.4 million improvement from the comparable period last year. The increased cash flow corresponds to the decline in interest and financing costs, partially offset by reduced EBITDA. For the quarter ended December 2003, non-cash working capital items generated $9.2 million, a decrease from $0.4 million generated by the same items in the prior year. After allowing for net fixed asset additions of $23.0 million, "free cash flow" was $104.8 million versus a negative amount of $16.5 million a year ago. The Company defines free cash flow as "cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions".

In response to the decline in EBITDA, the Company has continued to curtail capital expenditures to minimum levels. During the quarter, net fixed asset additions totalled $23.0 million compared to $26.9 million in the comparable period a year ago. The amount spent is equal to 40% of fixed asset depreciation and 3.5% of net sales.

Net debt to total capitalization stood at 46.6% at December 2003. This represents a decrease of 4.8% since the last audited consolidated financial statements. As part of its long-term strategy, Tembec has resolved to maintain its percentage of net debt to total capital at 40% or less. Improvement in the pricing levels of the Company's main products will be required before further reductions can be achieved.

At the end of December 2003, Tembec had cash, temporary investments and derivative financial instruments totaling $239.0 million plus unused operating lines of $304.8 million. At the date of the last audited financial statements, the Company had cash and temporary investments of $114.3 million and unused operating lines of $298.3 million. The mark to market of its derivative financial instruments was $223.4 million.

On November 25, 2003, Tembec and Domtar announced the end of their discussions on the creation of a forest products joints venture.

8

In summary, the current interim financial results reflect the relatively low margins experienced by the Company in its three core business segments. Although we have seen some improvement in US $ lumber, pulp and paper prices, the stronger Canadian $ combined with lumber export duties continue to negatively impact financial performance. The Company has adopted several defensive measures, including the restriction of capital expenditures to minimum levels. The Company is focused on controlling costs and liquidity and is well positioned to generate significant earnings when commodity prices recover.

FINANCIAL PERFORMANCE & OTHER DATA

  % returns for each quarter have been annualized.

9

CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of dollars)

Dec. 27, 2003	Sept. 27, 2003 audited	Dec. 28, 2002
Assets			
Current Assets:			
Cash and cash equivalents	**$ 107.1**	$ 87.6	$ 113.9
Temporary investments	**-**	26.7	26.5
Derivative financial instruments	**63.6**	-	-
Accounts receivable	**416.6**	438.9	455.6
Inventories	**572.7**	496.7	535.0
Prepaid expenses	**17.8**	14.6	15.3
	1,177.8	1,064.5	1,146.3
Derivative financial instruments	**68.3**	-	-
Investments	**55.2**	55.0	58.6
Fixed assets	**2,436.5**	2,392.4	2,459.0
Other assets	**244.5**	280.5	237.7
Goodwill	**26.4**	26.4	36.5
	$ 4,008.7	$ 3,818.8	$ 3,938.1
Liabilities and Shareholders' Equity			
Current Liabilities:			
Operating bank loans	**$ 27.3**	$ 30.4	$ 21.5
Accounts payable and accrued charges	**475.1**	453.3	519.2
Current portion of deferred gain on foreign exchange contracts	**159.6**	56.4	-
Current portion of long-term debt (note 4)	**28.2**	27.8	79.0
	690.2	567.9	619.7
Long-term debt (note 4)	**1,644.1**	1,699.8	1,832.2
Deferred gain on foreign exchange contracts	**110.0**	25.8	-
Other long-term liabilities and credits	**122.2**	121.1	130.5
Future income taxes	**197.6**	211.6	191.8
Minority interest	**7.2**	7.5	8.1
Redeemable preferred shares	**16.6**	16.6	16.6
Shareholders' equity:			
Share capital (note 5)	**848.6**	848.5	872.4
Cumulative exchange translation of foreign subsidiaries	**(3.0)**	(3.0)	(3.0)
Retained earnings	**375.2**	323.0	269.8
	1,220.8	1,168.5	1,139.2
	$ 4,008.7	$ 3,818.8	$ 3,938.1

10

CONSOLIDATED STATEMENTS OF OPERATIONS

Quarters ended December 27, 2003 and December 28, 2002
(unaudited) (in millions of dollars except for per share amounts)
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Quarters ended December 27, 2003 and December 28, 2002
(unaudited) (in millions of dollars)

11

CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters ended December 27, 2003 and December 28, 2002
(unaudited) (in millions of dollars)

12

CONSOLIDATED BUSINESS SEGMENT INFORMATION

Quarters ended December 27, 2003 and December 28, 2002
(unaudited) (in millions of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in tables are in millions of dollars)

  Significant accounting policies

Basis of presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as the most recent audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 27, 2003.

Changes in accounting policies

Effective September 28, 2003, the Company adopted prospectively without restatement the new recommendations of Section 3870 of the Canadian Institute of Chartered Accountants (CICA) with respect to stock-based compensation plans. These recommendations require the use of a fair-value based approach to accounting for stock-based compensation awards granted to employees. The Company has recorded an expense for stock-based compensation plans in the quarter ending December 27, 2003 and has provided the required pro forma disclosures for issuances from September 30, 2001 to September 27, 2003 in note 5 of these financial statements.

Effective September 28, 2003 the Company adopted the new recommendations of Section 3063 of the CICA with respect to the impairment of long-lived assets. These recommendations provide accounting guidance for the determination of long-lived asset impairment as well as recognition, measurement and disclosure of the impairment. There was no impact on the financial statements.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA with respect to the accounting for trading speculative or non-hedging derivative financial instruments. The abstract addresses the accounting treatment for derivative financial instruments that do not qualify for hedge accounting. The financial statements prospectively account for derivative financial instruments on a mark to market valuation basis and the deferred gain recognized at the beginning of the period will be amortized into income based on the original maturity dates of the derivative financial instruments.

In February 2003, the CICA issued accounting guideline AcG-14 on the financial statement disclosures to be made by a guarantor relative to its obligations under guarantees. Effective December 29, 2002 the Company adopted the new guideline.

Effective September 29, 2002, the Company adopted the new recommendations of Section 3062 of the CICA with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. During the March 2003 quarter, the Company completed the required transitional impairment test as at September 29, 2002 and found no impairment of goodwill. During the September 2003 quarter, the Company completed the first required annual impairment test of goodwill and did find impairment.

Effective September 29, 2002, the Company adopted retroactively with restatement the new recommendations of Section 1650 of the CICA with respect to foreign currency translation and accordingly, eliminated the deferral and amortization of the unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the period. As a result of the adoption of these recommendations, retained earnings decreased by $31.2 million as of September 28, 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in tables are in millions of dollars)

  Significant accounting policies (continued)

  Business of the Company

  The Company operates an integrated forest products business. The business includes five reportable segments, which are operated separately due to the nature of products and processes. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental and other key criteria. The forest products segment consists primarily of forest and sawmill operations, which produce lumber and building materials. The pulp segment includes the manufacturing and marketing activities of a number of different types of pulps. The paper segment consists primarily of production and sales of newsprint and coated papers, while the coated bleached board operations are under the paperboard segment. The chemical and other products segment consists primarily of the transformation and sale of resins and pulp by-products. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in this note.

  Acquisitions and Business Combinations

2003

On October 28, 2003, the Company acquired all of the assets of BTLSR Toledo Inc ("BTLSR") a custom manufacturer of spray-dried powdered resins located in Toledo, OHIO (USA). Depending on the financial results of BTLSR, the seller is entitled to a maximum Contingent Value Right (CVR) payment, over the five-year period following the sale, of US $3.0 million (Canadian $3.9 million).

On November 3, 2003, the Company acquired the assets of two sawmills located in La Sarre and Senneterre
("La Sarre Senneterre"), Quebec from Nexfor Inc.

On December 15, 2003, the Company acquired the assets of a sawmill located in Chapleau ("Chapleau"), Ontario from Weyerhaeuser Company Limited.

2002

On September 30, 2002, the Company acquired the remaining 51% interest in 3626776 Canada Inc. The numbered company had previously acquired a formaldehyde plant and entered into a capital lease arrangement with a wholly-owned subsidiary of Tembec, ARC Resins International Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in tables are in millions of dollars)

  Acquisitions and Business Combinations (continued)

  Details of the acquisitions are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (Figures in tables are in millions of dollars)

  Commitments and contingencies

  Countervailing and antidumping duties

  In response to the expiration of the Softwood Lumber Agreement, a number of industry groups in the United States filed petitions with the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC) alleging unfair trade practices by the Canadian softwood lumber industry. These petitions proposed that certain softwood lumber exports from Canada to the United States be charged with countervailing and antidumping duties.

  Countervailing duty

  Effective May 22, 2002, the Company has been subject to a countervailing duty of 18.79%. A charge of $18.2 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $49.7 million was incurred relating to lumber shipments to the US between September 29, 2002 and September 27, 2003. A charge of $10.4 million was incurred during the December 2003 quarter relating to lumber shipments to the U.S. between September 28 and December 27, 2003. The Company is currently remitting cash deposits to cover the applicable duty.

  Antidumping duty

  Effective May 22, 2002, the Company has been subject to an average antidumping duty of 10.21%. A charge of $10.1 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $31.5 million was incurred relating to lumber shipments to the U.S. between September 29, 2002 and September 27, 2003. A charge of $6.0 million was incurred during the December 2003 quarter relating to lumber shipments to the U.S. between September 28 and December 27, 2003. The Company is currently remitting cash deposits to cover the applicable duty.

  The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on determinations yet to be made by any reviewing courts, the North American Free Trade Agreement ("NAFTA") or World Trade Organization ("WTO") panels to which those determinations are being appealed.

  The expense for countervailing and antidumping duties is recorded as a sales deduction in the Company's financial statements, thereby reducing consolidated net sales and Forest Products net sales in segmented information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (Figures in tables are in millions of dollars)

    Commitments and contingencies (continued)

    The following table summarizes the quarterly impact of the aforementioned duties on the Company's financial results:

    Commitments

    The partners of Papiers Gaspésia Limited Partnership ("Gaspésia") have provided guarantees for a US$45 million (C$70 million) loan facility to be used to finance the modernization program of the paper mill in Chandler, Quebec. The Company's portion of the guarantee is limited to 25% or US$11.3 million. As at December 27, 2003, US$15.2 million (C$23.9 million) had been drawn on the facility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (Figures in tables are in millions of dollars)

    Long-term debt

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (Figures in tables are in millions of dollars)

    Share capital

    During the quarter, the Company extended its normal course issuer bid allowing it to repurchase for cancellation up to 4,290,896 common shares (December 28, 2002 - 4,320,786) (approximately 5% of outstanding shares). No common shares were repurchased under the plan.

    The following table provides the reconciliation between basic and diluted earnings (loss) per share:

    For 2002, the diluted loss per share is the same as the basic loss per share as the dilutive factors result in a decrease in the loss per share.

    Under the Long-Term Incentive Plan, the Company may, from time to time, grant options to its employees. The plan provides for the issuance of common shares at an exercise price equal to the market price of the Company's common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue.

    The Company applied the settlement-based method of accounting for stock-based compensation awards granted to employees prior to September 28, 2003. Under this method, no compensation expense was recorded over the vesting period of these options. The Company disclosed the pro forma effect on net earnings (loss) and earnings (loss) per share had the fair value-based method been applied for options granted between September 29, 2001 and September 27, 2003.

    In accordance with Section 3870 of the CICA Handbook and using the straight-line method, the following pro forma disclosures present the effect on earnings (loss) per share had the fair value-based method been chosen.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (Figures in tables are in millions of dollars)

      Share capital (continued)

      During the December 2003 quarter, the Company granted 257,457 stock options at $7.79 and recorded a compensation expense of $0.1 million.

      The fair value of each option granted was estimated on the date of grant using the Black & Scholes option-pricing model with the following assumptions:

      The following table summarizes the changes in options outstanding and the impact on weighted average per share exercise price during the period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      (Figures in tables are in millions of dollars)

      Interest, foreign exchange, and other

      Income Taxes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      (Figures in tables are in millions of dollars)

      EBITDA

      EBITDA is defined as earnings before interest, income taxes, depreciation and amortization and other non-operating expenses. On a consolidated basis, the Company believes that it is a useful indicator of its ability to generate funds to meet debt service and capital expenditure requirements. EBITDA is not intended as an alternative measure of cash flows from operating activities as determined in accordance with Canadian GAAP. Because EBITDA may not be calculated identically by all companies, the presentation in the Company's financial statements may not be directly comparable to similarly titled measures of other companies. The reconciliation of cash flows from operating activities as determined in accordance with Canadian GAAP to EBITDA is summarized as follows:

      In addition, the Company also uses EBITDA internally to evaluate the financial and operating performance of its reportable segments and individual business units. The Company believes that it is a useful indicator of profitability of its business segments and individual business units. Segmented EBITDA is equivalent to operating earnings prior to the deduction of depreciation and amortization expense. The various components are outlined in the consolidated business segment information.

      Comparative figures

    Certain comparative figures have been reclassified to conform with the financial statement presentation adopted.

    23

    SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    TEMBEC INC.

    Claude Imbeau_________________________
    Vice-President, General Counsel and Secretary

    Date: February 12, 2004